PRESS RELEASE - October 26, 2006

Barrick Assesses NovaGold’s Galore Creek Feasibility

Barrick Gold Corporation today released its assessment of the Galore Creek Feasibility Study press release issued by NovaGold yesterday.

“We are pleased that the Feasibility Study summary has been released and allows for an objective evaluation of the shares of NovaGold,” said Greg Wilkins, President and Chief Executive Officer. “A factual comparison of the Preliminary Economic Assessment from one year ago and the Feasibility Study indicates that a number of critical components of the project’s economics have deteriorated which highlights more clearly that our final offer is fair to NovaGold shareholders.”

Key highlights include the following:

•	The initial construction costs for the project have increased by over 60 per cent to US$1.8 billion;
•	The life-of-mine unit operating costs (mining, milling, and local G&A) are 13-23 per cent higher;
•	The life-of-mine co-product costs have increased 21 per cent for copper and 7 per cent for gold; and
•	There has been no material change in the mine operating parameters or life-of-mine metal production.

Galore Creek Project	Preliminary Economic Assessment October 25, 2005	Feasibility Study October 25, 2006	Relative Change
Construction Costs
US$ billions	$1.102	$1.805	+64%
Cdn$ billions	$1.277	$2.230	+75%

Ore Tonnage (mm tonnes)	475	522	+10%

Average Copper Grade (%)	0.65	0.56	-14%

Unit Mine Operating Costs
Mining Cost (US$/t mined)	$1.03	$1.22	+18%
Milling/Processing Cost (US$/t milled)	$2.70	$3.05	+13%
G&A Cost (US$/t milled)	$0.65	$0.80	+23%

Total Co-Product Cash Costs
Life of Mine (US$/lb copper)	$0.68	$0.82	+21%
Life of Mine (US$/oz gold)	$187	$200	+7%

Mine Operating Parameters
Mine Life (years)	20	22	+10%
Ore Tonnage milled (tpd milled)	65,000	65,000	0%
Strip Ratio (waste to ore)	2.20	1.64	-25%

Annual Production
LOM A vg Annual Copper Production (mm lbs)	296	262	-11%
LOM Avg Annual Gold Production (k ozs)	188	165	-12%

Metal Price Assumptions
Copper Price (US$ per pound)	$1.00	$1.50	+50%
Gold Price (US$ per ounce)	$400	$525	+31%
Silver Price (US$ per ounce)	$6.00	$8.00	+33%

BARRICK GOLD CORPORATION                                                                                                            1                                                                                                                                      PRESS RELEASE

”Cost pressures are a reality our industry has been facing for the last several years. Barrick has believed for some time that the capital and operating cost figures in NovaGold’s Preliminary Economic Assessment for Galore Creek were not reflective of the current environment. Our offer price reflected that assessment. However, even we were surprised by the magnitude of the increases outlined in the Feasibility Study,” said Mr. Wilkins. “As a builder and operator of large scale mines, Barrick is focused on the fundamental components of projects. Overall, our review of the Galore Creek Feasibility summary has confirmed our view that our bid of US$16 per common share is a fair price for NovaGold shares and represents our best and final offer price.”

Barrick’s offer expires on November 7, 2006, unless extended or withdrawn. The Circular for Barrick's offer to acquire all of the outstanding common shares of NovaGold is available on Barrick’s website at www.barrick.com, from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com or on the SEC’s website at www.sec.gov.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor Vice President, Investor Relations Tel: (416) 307-7463	Mary Ellen Thorburn Director, Investor Relations Tel: (416) 307-7363	Vincent Borg Senior Vice President, Corporate Communications Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: mthorburn@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                                                                     2                                                                                                                                   PRESS RELEASE

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements." The words "expect", "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as copper, silver, fuel and electricity) and currencies; charges in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit ration; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION                                                                                                            3                                                                                                                            PRESS RELEASE